---------------------------------
                                                          QMB APPROVAL
                                               ---------------------------------
                                                QMB Number:           3235-0145
                                                Expires:       October 31, 1994
                                                Estimated average burden
                                                hours per form............14.90
                                               ---------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                              MK Rail Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  00055305T-100
                       ---------------------------------
                                 (CUSIP Number)


    Edwin H. Morgens, 10 East 50th Street, New York, NY 10022, (212) 705-0500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 25, 1996
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 18 Pages
                        Exhibit Index Appears on Page 18

                               SCHEDULE 13D

CUSIP No.   00055305T-100                      Page 2 of 18 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgens Waterfall Income Partners
    13-2829306
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   00055305T-100                      Page 3 of 18 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners, L.P.
    13-3502415
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   00055305T-100                      Page 4 of 18 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners II, L.P.
    13-3553296
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   00055305T-100                      Page 5 of 18 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners III, L.P.
    13-3618702
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   00055305T-100                      Page 6 of 18 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners IV, L.P.
    13-3687058
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   00055305T-100                      Page 7 of 18 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners V, L.P.
    13-3812417
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    PN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   00055305T-100                      Page 8 of 18 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Common Fund for Non-Profit Organizations
    23-7037968
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    CO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   00055305T-100                      Page 9 of 18 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgens, Waterfall, Vintiadis & Company, Inc.
    13-2674766
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York State
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    CO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   00055305T-100                     Page 10 of 18 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edwin H. Morgens
    ###-##-####
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    IN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   00055305T-100                     Page 11 of 18 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bruce Waterfall
    ###-##-####
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       0
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    IN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

MK Rail Corporation                                         Page 12 of 18 Pages
Schedule 13D                                                   December 5, 1996



Item 1.  Security and Issuer.

          This Amendment No. 1 ("Amendment") amends the statement on
Schedule 13D filed by the Reporting Persons (as defined below) with the Commission on October 3, 1996 ("Statement") with respect to shares of Common Stock, par value $.01 per share ("Common Stock"), of MK Rail Corporation
(the "Issuer"). The principal executive offices of the Issuer are located at 1200 Reedsdale Street, Pittsburgh, Pennsylvania 15233. This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 2.  Identity and Background.

          This Statement is filed jointly by (a) Morgens Waterfall Income Partners ("MWIP"), (b) Restart Partners, L.P. ("Restart"), (c) Restart Partners II, L.P. ("Restart II"), (d) Restart Partners III, L.P. ("Restart III"),
(e) Restart Partners IV, L.P. ("Restart IV"), (f) Restart Partners V, L.P. ("Restart V"), (g) The Common Fund for Non-Profit Organizations (the "Common Fund"), (h) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall"), (i) Edwin H. Morgens ("Morgens") and (j) Bruce Waterfall ("Waterfall" and together with the persons listed in paragraphs (a) through (i), the "Reporting Persons").

          MWIP is a New York limited partnership having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of MWIP is to invest in securities of United States issuers. Morgens and Waterfall are the general partners of MWIP. All of the information concerning Morgens and Waterfall is set forth below.

          Restart, Restart II, Restart III, Restart IV and Restart V are Delaware limited partnerships having their principal address at 10 East 50th Street, New York, New York 10022. The principal business of Restart,
Restart II, Restart III, Restart IV and Restart V is to invest in securities of financially troubled companies.

          The general partner of Restart is Prime Group, L.P. ("Prime Group"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime Group is to act as the general partner of Restart. The general partner of Prime Group is Prime, Inc., a Delaware corporation ("Prime"), having its principal office at 10 East 50th Street, New York, New York 10022. The principal business of Prime is to act as general partner of Prime Group, Prime II, Prime III, Prime IV and Prime V (as discussed below). Morgens is the Chairman of the Board of Directors and the Secretary of Prime. Waterfall is the President of Prime and is also a

MK Rail Corporation                                         Page 13 of 18 Pages
Schedule 13D                                                   December 5, 1996



Director. All of the information concerning Morgens and Waterfall is set forth below.

          The general partner of Restart II is Prime Group II, L.P. ("Prime II"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime II is to act as the general partner of Restart II. The general partner of Prime II is Prime. All of the information concerning Prime is set forth above.

          The general partner of Restart III is Prime Group III, L.P. ("Prime III"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime III is to act as the general partner of Restart III. The general partner of Prime III is Prime. All of the information concerning Prime is set forth above.

          The general partner of Restart IV is Prime Group IV, L.P. ("Prime IV"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime IV is to act as the general partner of Restart IV. The general partner of Prime IV is Prime. All of the information concerning Prime is set forth above.

          The general partner of Restart V is Prime Group V, L.P. ("Prime V"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime V is to act as the general partner of Restart V. The general partner of Prime V is Prime. All of the information concerning Prime is set forth above.

          Morgens Waterfall is a New York corporation having its principal address at 10 East 50th Street, New York, New York 10022. The business of Morgens Waterfall is rendering of financial services. Morgens Waterfall provides discretionary investment advisory services to the Common Fund and in that capacity has been granted investment authority over the Common Fund to vote securities registered in the name of the Common Fund. Under the rules promulgated by the Securities and Exchange Commission, Morgens Waterfall and its principals may be considered "beneficial owners" of securities acquired by the Common Fund as a result of its advisory relationship to the Common Fund.

          Morgens is the Chairman of the Board of Directors and the Secretary of Morgens Waterfall. Waterfall is the President and Assistant Secretary of Morgens Waterfall and is also a Director. The primary occupations of Morgens and Waterfall are to act as the principals in the business of Morgens Waterfall. The business address of Morgens and Waterfall, each of whom is a United States citizen, is at the office of Morgens Waterfall at 10 East 50th Street, New York, New York 10022. Morgens Waterfall has no other officers and directors.

MK Rail Corporation                                         Page 14 of 18 Pages
Schedule 13D                                                   December 5, 1996



          During the past five years, none of the persons described in this
Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          The Common Stock held by the Reporting Persons was sold in the over-the-counter market through brokerage transactions.

Item 4.  Purpose of Transaction.

          The Common Stock was sold by MWIP, Restart, Restart II, Restart III, Restart IV, Restart V and the Common Fund in the over-the-counter market through brokerage transactions in the ordinary course of business. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of
Schedule 13D, although they reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time.

Item 5.  Interest in Securities of the Issuer.

          (a) and (b) None of the Reporting Persons beneficially owns any Common Stock of the Issuer.

          Each Reporting Person hereby disclaims that it has any beneficial interest in the securities owned, directly or indirectly, by any other entity.

          (c) The following is a list of all transactions involving the Common Stock since the most recent filing on Schedule 13D by any of the Reporting Persons.

MK Rail Corporation                                         Page 15 of 18 Pages
Schedule 13D                                                   December 5, 1996



                                              Aggregate      Percentage
           Name              Date            # of Shares      of Class
           ----              ----            -----------     ----------

           MWIP             10/29/96           1,500           $7.625
                            11/21/96           3,400           $7.500
                            11/25/96          37,839           $7.625

           Restart          10/29/96           9,500           $7.625
                            11/21/96          21,100           $7.500
                            11/25/96         231,580           $7.625

           Restart II       10/29/96          13,500           $7.625
                            11/21/96          30,100           $7.500
                            11/25/96         329,998           $7.625

           Restart III      10/29/96           9,400           $7.625
                            11/21/96          20,900           $7.500
                            11/25/96         228,924           $7.625

           Restart IV       10/29/96           6,000           $7.625
                            11/21/96          13,200           $7.500
                            11/25/96         145,373           $7.625

           Restart V        10/29/96           2,200           $7.625
                            11/21/96           4,900           $7.500
                            11/25/96          54,088           $7.625

           Common Fund      10/29/96          2,900            $7.625
                            11/21/96          6,400            $7.500
                            11/25/96         70,400            $7.625


          (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

          (e) On November 25, 1996, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

MK Rail Corporation                                         Page 16 of 18 Pages
Schedule 13D                                                   December 5, 1996



Item 7.  Material to be Filed as Exhibits.

EXHIBIT A          Power of Attorney, dated December 15, 1993 granted to
                   Messrs.  Morgens and Waterfall by the following parties: Mr.
                   Bruce Waterfall;  Phoenix Partners; Morgens Waterfall Income
                   Partners;   Betje  Partners;   Phaeton  International  N.V.;
                   Morgens,  Waterfall,  Vintiadis Investments N.V.; The Common
                   Fund  for  Non-Profit   Organizations;   Morgens   Waterfall
                   Vintiadis & Company,  Inc.; Restart Partners,  L.P.; Restart
                   Partners II,  L.P.;  Restart  Partners  III,  L.P.;  Restart
                   Partners IV, L.P.; Morgens Waterfall,  Vintiadis & Co., Inc.
                   Employees'  Profit Sharing Plan; and Mr. Edwin Morgens,  for
                   the  specific  purpose  of  executing  on their  behalf  any
                   Schedule  13Ds and  amendments  thereto  for filing with the
                   Securities   and   Exchange   Commission   pursuant  to  the
                   requirements  of  Rule 13d-1(f) (incorporated  by  reference to  Exhibit  A  of  Amendment  No. 2  to Schedule 13D  filed
                   on   December   22,  1993   by  Phoenix    Partners;   Betje
                   Partners;  Phaeton  International N.V.; Morgens,  Waterfall,
                   Vintiadis  Investments N.V.;  Morgens Waterfall  Vintiadis &
                   Company, Inc.; Edwin H. Morgens; and Bruce Waterfall with respect to the common stock, par value $.01 per share, of Sudbury, Inc.).

EXHIBIT B          Power  of  Attorney,  dated   September  18, 1996 granted to
                   Messrs. Morgens and Waterfall by Restart V, L.P., for the specific purpose of executing on its behalf any Schedule
                   13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule
                   13d-1(f) (incorporated by reference to Exhibit B of Schedule
                   13D filed on September 18, 1996 by Phoenix  Partners;  Betje
                   Partners;  Morgens  Waterfall  Vintiadis  Investments  N.V.;
                   Morgens Waterfall Income Partners;  Restart Partners,  L.P.;
                   Restart  Partners  II, L.P.;  Restart  Partners  III,  L.P.;
                   Restart  Partners IV, L.P.;  Restart  Partners V, L.P.;  The
                   Common  Fund  for  Non-Profit  Organizations;  MWV  Employee
                   Retirement  Plan Group Trust;  Phaeton  International  N.V.;
                   Morgens  Waterfall,  Vintiadis  &  Company,  Inc.;  Edwin H.
                   Morgens; and Bruce Waterfall with respect to the common stock, par value $.01 per share, of Darling International, Inc.).

MK Rail Corporation                                         Page 17 of 18 Pages
Schedule 13D                                                   December 5, 1996



                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.


                                       The Reporting Persons listed herein



Dated:  December 5, 1996               By:     /s/ Bruce Waterfall
                                          -------------------------------------
                                          Bruce Waterfall, as attorney-in-fact
                                          for each of the Reporting Persons

MK Rail Corporation                                         Page 18 of 18 Pages
Schedule 13D                                                   December 5, 1996



                                 EXHIBIT INDEX

                                                            Page No.
                                                            ---------------

Exhibit A                Power of Attorney                  Incorporated by
                                                            Reference

Exhibit B                Power of Attorney                  Incorporated by
                                                            Reference